Exhibit 4.28

CDC LONG-TERM SUBORDINATED DEBT

TERMS AND CONDITIONS

DATED [•]

BETWEEN

EURO DISNEY ASSOCIES S.C.A.

as Borrower

AND

LA CAISSE DES DÉPÔTS ET CONSIGNATIONS.

as Lender

LAW FIRM AT THE COURT OF PARIS

26, cours Albert 1er 75008 Paris Tél. +33 (0)1 40 75 60 00 Fax +33 (0)1 43 59 37 79

E-mail info@gide.com www.gide.com

BETWEEN THE UNDERSIGNED

1.         EURO DISNEY ASSOCIES S.C.A., a société en commandite par actions [French limited partnership] with a share capital of [•], which registered office is at Immeubles Administratifs, Route Nationale 34, Chessy, 77700 Montevrain, entered in the Meaux Trade Register under number 334 173 887, represented by [•], duly authorised for the purpose hereof, hereinafter “Euro Disney Associés” or the “Borrower”

2.         LA CAISSE DES DÉPÔTS ET CONSIGNATIONS, an établissement spécial [special status public corporation] constituted pursuant to the law of 28 April 1816, codified under article L. 518-7 s. of the monetary and financial Code, which registered office is at 56, rue de Lille, 75007 Paris, represented by [•], duly authorised for the purpose hereof, hereinafter “CDC” or the “Lender”.

WHEREAS:

(A)       In accordance with the provisions of article 3.2 (Method for calculating interest payments) of the Amended and Restated Second Park CDC Loans Agreements, as from the Financial Year starting the 1st October 2004, and in the event of the Performance Indicator or, if need be the pro forma Performance Indicator, being inferior to the reference Performance Indicator No2, the interests due by the Borrower to the Lender on the principal amount of each of Tranches A, B, C, D and E, not exceeding the amount of the interests equal to the ascertained insufficiency of the reference Performance Indicator No2, will be converted into long-term subordinated debt (the “CDC Long-Term Subordinated Debt”).

The Performance Indicator [or the pro forma Performance indicator] for Financial Year [•] being inferior to the reference Performance Indicator No2 of the Financial Year thereof, the interests due to CDC in respect of the Second Park CDC Loans Agreements will be converted into CDC Long-Term Subordinated Debt up to [•] Euros ([•]  €)

(B)       Pursuant to the agreement dated 5 August 1994, according to the terms of which The Walt Disney Company (“TWDC”) granted to the Borrower a revolving facility of 167,693,910 €, as amended by way of an agreement dated 1 December 2004, the outstanding amount existing in respect of the above-mentioned revolving facility on the Realisation of Capital Increase Date, namely an amount of 110,000,000 €, will be converted into, on that date, long-term subordinated debt (the “TWDC A Long-Term Subordinated Debt”).

(C)       Pursuant to article 3.2 (Royalties and Management Fees) of the Memorandum of Agreement, from the Financial Year starting the 1st October 2004 to the Financial Year ending on the 30 September 2014 [inclusive], part of the Royalties Management Fees will constitute a long-term subordinated debt of the Borrower respectively to TWDC (the “TWDC B Long-Term Subordinated Debt”) and to Euro Disney SAS (the “Euro Disney SAS Long-Term Subordinated Debt”)

(D)       The purpose of this agreement is to establish the terms and conditions applicable to the CDC Long-Term Subordinated Debt

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS

ARTICLE 1.  DEFINITIONS

The words and expressions starting with a capital letter and defined in this agreement will have the meaning given to them in this agreement and the words and expressions starting with a capital letter and not defined in this agreement will have the meaning given to them in each of the Second Park CDC Loans Agreements.

“Amended and Restated Common Agreement” has the meaning given to it in the Amended and Restated Second Park CDC Loan Agreements.

“Amended and Restated Second Park CDC Loan Agreements” means the loan agreements entered into between CDC and the Borrower the 30 September 1999, amended by way of agreements dated 18 November 2002, and amended and restated by way of agreements dated 1st December 2004, pursuant to the terms of which CDC granted to the Borrower a loan made of four Tranches : “Tranche A”, “Tranche B”, “Tranche C” and “Tranche D”, to which has been added “Tranche E”.

“CDC Agreements” means the Agreement on the Granting of Participating Loans and the Agreement on the Granting of Ordinary Loans.

“CDC Long-Term Subordinated Debt” has the meaning given to it in the introduction to this agreement.

“CDC Phase I Loan Agreements” means the loans granted by CDC to the IA Borrowers, including ordinary loans and participating loans, granted in accordance with the provisions of an agreement in relation with the granting of ordinary loans, entered into on the 17 May 1989, as amended on the 10 August 1994 and 30 September 1999, and by amended and restated agreements dated [•] 2004.

“Consolidated Equity Capital” means Euro Disney S.C.A.’s and its subsidiaries’ consolidated equity capital on the basis of the most recent consolidated balance sheet in accordance with the accounting standards in force in France used by Euro Disney S.C.A. on the date of signing of this agreement.

“Debts” means the sum of the principal amounts still owed by Euro Disney S.C.A. and its present and future subsidiaries as well as by Euro Disneyland S.N.C. and the Hotel SNCs on the date an Envisaged Debt is made available in respect of:

(i)         Senior Funding,

(ii)        Second Park CDC Loans,

(iii)       debts incurred in respect of article 4 (Autres Endettements) of the Joint Covenants,

(iv)      debts previously incurred in accordance with the terms defined in Article 7.1 (g) of this agreement, and

(vi)      all other securities representing a debt, plus the principal amount of this Envisaged Debt.

“Envisaged Debt” has the meaning given to it in Article 7.1 (Définition des Cas d’Exigibilité Anticipée) of this agreement.

“Euro Disney Group” means Euro Disney S.C.A. together with its present and future affiliates.

“Euro Disney S.C.A” means Euro Disney S.C.A, a société en commandite par actions [French limited partnership] with a share capital of [•] € whose registered office is at Immeubles Administratifs, Route Nationale 34, 77700 Chessy, entered in the Meaux Trade Register under number 334 173 887.

“Euro Disney SAS Long-Term Subordinated Debt” has the meaning given to it in the introduction to this agreement.

“Event of default” has the meaning given to it in Article 10.1 (Definition of Events of Default).

“Expert” has the meaning given to it in the Amended and Restated Common Agreement.

“Financial Year” means the period N starting on 1 October of the calendar year N-1 and ending on 30 September of calendar year N. For example, the 2004 Financial Year starts on 1 October 2003 and ends on 30 September 2004.

“Hotel SNCs” means the following sociétés en nom collectif [general partnerships]: Hôtel New York Associés S.N.C., Newport Bay Club Associés S.N.C., Sequoia Lodge Associés S.N.C., Cheyenne Hôtel Associés S.N.C., Hôtel Santa Fe Associés S.N.C. and Centre de Divertissements Associés S.N.C.

“Joint Covenants” has the meaning given to it in the Amended and Restated Second Park CDC Loan Agreements.

“Letters” means (a) the letter from TWDC to the Borrower dated 28 March 2003 in relation with the Licensing Agreement and (b) the letter from Euro Disney SAS to the Borrower dated 28 March 2003 in relation with the Management Fees.

“Licensing Agreement” has the meaning given to it in the Amended and Restated Common Agreement.

“Long-Term Subordinated Debt” means the CDC Long-Term Subordinated Debt, the TWDC A Long-Term Subordinated Debt, the TWDC B Long-Term Subordinated Debt and the Euro Disney SAS Long-Term Subordinated Debt; and “Long-Term Subordinated Debt” means either one of the aforementioned long-term subordinated debt.

“Management Fees” has the meaning given to it in the Amended and Restated Common Agreement.

“Master Agreement” means the agreement entitled “Agreement for the Creation and Operation of Euro Disneyland in France” drawn up with the French Government on 24 March 1987 as amended and restated.

“Memorandum of Agreement” means the memorandum of agreement dated 8 june 2004, as amended the 30 July 2004 and the 30 September 2004, entered into between, inter alia, the Borrower, TWDC, and the main creditors of the Borrower, including the Lender, in relation with the financial restructuring of the Euro Disney Group.

“Performance Indicator” has the meaning given to it in the Amended and Restated Common Agreement.

“Phase I CDC Loans” means the loans granted by CDC to the IA Borrowers, including the ordinary and participating loans granted pursuant to the terms of the Agreement on the Granting of the Ordinary Loans and the Agreement on the Granting of the Participating Loans.

“Phase IB Lenders” means the banks and financial institutions party to the Phase IB Advances Agreement.

“Project” means the operation of the “Disneyland” theme park (the “Disneyland Park”) and its peripheral development .

“Realisation of the Capital Increase” means the completion of the capital increase by Euro Disney S.C.A., the gross proceeds of which must equal at least two hundred and fifty million euro (€250,000,000), i.e. the issue, subscription and payment in full of the issue price of the corresponding new shares.

“Realisation of Capital Increase Date” means the date at which the Realisation of Capital Increase will intervene which date shall occur at the latest on 31 March 2005.

“Reference Banks” means the main branches in Paris of Deutsche Bank AG, BNP Paribas, Calyon and Société Générale.

“Royalties” has the meaning given to it in the Amended and Restated Common Agreement.

“Senior Funding” means:

(i)         Phase IA Credit Agreement;

(ii)        Phase IB Credit Agreement;

(iii)       Phase IA Partners Advances Agreement;

(iv)      Phase IB Advances Agreement;

(v)       Phase I CDC Loans; and

(vi)      the Leasing Agreement.

“Second Park”.means the second theme park denominated “Park Walt Disney Studios” adjacent to the Disneyland Park.

“Second Park CDC Loan Agreements” means the loans granted by CDC to the Borrower in accordance with the terms of the Amended and Restated Second Park CDC Loan Agreements and referred to as Tranche A, Tranche B, Tranche C, Tranche D and Tranche E.

“Transfer” means the transfer by Euro Disney S.C.A to Euro Disney Associés of this agreement on the date of the transfer agreed between Euro Disney S.C.A and Euro Disney Associés (subject to the rules governing demergers and without entailing a squeeze out) for all or almost all the assets and liabilities of Euro Disney S.C.A to Euro Disney Associés under the spin-off agreement drawn up between Euro Disney S.C.A and Euro Disney Associés on 30 September 2004, as amended on 8 November 2004.

“TWDC A Long-Term Subordinated Debt” has the meaning given to it in the introduction to this agreement.

“TWDC B Long-Term Subordinated Debt” has the meaning given to it in the introduction to this agreement.

“Working Day” means any whole day (other than a Saturday or a Sunday) when banks are open for ordinary business in Paris.

ARTICLE 2.  AMOUNT OF THE CDC LONG-TERM SUBORDINATED DEBT

On the date of signing of this agreement, the principal amount of CDC Long-Term Subordinated Debt is [•] euros ([•] €).

ARTICLE 3.  REPAYMENT OR PAYMENT OF PRINCIPAL - PAYMENT OF INTEREST

3.1             Repayment or payment of the principal

It has been agreed that the CDC Long-Term Subordinated Debt will become due and payable or repayable in its entirety on the date on which all sums due in respect of the Senior Funding will have been fully paid and repaid.

3.2             Payment of Interest

3.2.1          The CDC Long-Term Subordinated Debt will bear interest at the annual rate of five point one five percent (5.15%).

The interests will be calculated on the basis of the exact number of days elapsed, based on a year of 365 or 366 days as applicable.

3.2.2          The interest due in respect of the CDC Long-Term Subordinated Debt will be annually capitalized in accordance with the provisions of article 1154 of the French Civil Code, until the 1st January 2017 (excluded).

As from the 1st January 2017, the interest due in respect of each CDC Long-Term Subordinated Debt will become annually claimable and payable, on each Annual Payment Date.

3.2.3          It is recalled that (a) the payment of the interest due by the Borrower in respect of the Long-Term Subordinated Debt, will be subordinated to the payment of all sums due in respect of the Amended and Restated Second Park CDC Loan Agreements, and (b) the payment of the interest due by the Borrower in respect of the Long-Term Subordinated Debt, in case of a liquidation of the Borrower, will be subordinated to the payment of all sums due in respect of the Amended and Restated Second Park CDC Loan Agreements.

3.3              Payment and repayment terms

3.3.1          For the purpose of this agreement, sums due by the Borrower to the Lender will be considered as paid or repaid only if they have been paid or repaid for good by way of funds immediately available on the relevant date

3.3.2          The payment and repayment of any sums due in respect of the CDC Long-Term Subordinated Debt will be made by transfer to account no. 1155793L 1 opened in the name of “Direction des fonds d’épargne” in the books of CDC, or on any other account which references shall be notified by the Borrower to CDC. .

3.4              Default interest

If any amount due to the Lender in respect of this agreement is not paid on its due date, interest will accrue on a daily basis on this unpaid amount from its due date until the date on which this amount is actually paid at a rate equal to five point fifteen percent (5.15%) per annum, plus two per cent (2%) per annum, and will not prejudice the Lender’s right to make use of the acceleration of maturity.

The default interest due in respect of the CDC Long-Term Subordinated Debt will be annually capitalized in accordance with the provisions of article 1154 of the French Civil Code.

ARTICLE 4.  REPAYMENT OR PREPAYMENT AT THE OPTION OF THE BORROWER

4.1             Subject to full payment and repayment of all sums due by the Borrower or any other company of the Euro Disney Group in respect of the Finance Documents, excluding the CDC Agreements, the Borrower may, provided it gives a written notice to the Lender, pay or prepay all or part of CDC Long-Term Subordinated Debt.

It has been agreed that if the Borrower had at his disposal sufficient available funds on a given year, the parties to this agreement would get together in order to determine, in good faith, the amount of a possible payment or repayment of the principal of the CDC Long-Term Subordinated Debt for the relevant year, payment or repayment which would be done pari passu between CDC and TWDC.

Subject to the provisions of Article 3 (Payment of Interest — Repayment of Principal) of this agreement, any prepayment of a principal amount must be accompanied by the payment of the accrued interest on the principal amount repaid up to the value date of this prepayment. This interest will be calculated on the basis of the exact number of days based on a year of 365 or 366 days, as applicable.

4.2             Any repayment, whether early or not, of any principal amount will be final and the Borrower will not be able to reborrow, under this agreement, the amount thus repaid.

4.3             In the case where the Borrower completes at his option a prepayment pursuant to the stipulations of Article 4 (Repayment or prepayment at the option of the Borrower), the Borrower will pay to CDC, other than the accrued interests as set out in Article 4.1, a prepayment indemnity corresponding to the amount of interests payable over a period of ninety (90) days at a rate of 5.15% per annum on the amount of prepaid principal.

This indemnity is payable at the relevant prepayment date.

ARTICLE 5.  REPRESENTATIONS AND WARRANTIES

The Borrower warrants and represents, to the Lender, that on the date of signing of this agreement:

5.1             It is a properly constituted company existing legitimately under French law, it has the capacity to perform its activities as it does now, to enter into this agreement and to fulfil its obligations arising herefrom;

5.2             Its manager is duly authorised to sign this agreement;

5.3             The signing of this agreement and the fulfilment of the obligations arising herefrom do not contravene any significant provision of its articles of association nor any significant clause of any agreement or undertaking to which it is party or by which it is bound nor violate the laws or regulations applicable to it in such a way to as to bring about the nullity of its covenants under this agreement;

5.4             This agreement is and will remain a legal, valid and binding covenant for the Borrower concerned, in accordance with the terms thereof;

5.5             No authorisation is required from any public authority for the repayment of the principal, the payment of interest and other costs inherent in this agreement;

5.6             No legal proceedings before a judicial, administrative or arbitration court in France or abroad are in progress or, to the knowledge of the Borrower concerned, about to be brought which might prevent or prohibit the signing or performance of this agreement by the Borrower or which might affect its legal capacity to assume its obligations under this agreement.

ARTICLE 6.  COVENANTS

6.1             Positive covenants

Until all amounts owed under this agreement are repaid in full, the Borrower undertakes the following covenants:

(a)   the Borrower must notify the Lender of any significant change in its corporate structure or operation, such as, in particular, a change of management or a change in the amount or distribution of the share capital, brought to the attention of the Borrower in accordance with applicable legislation and regulations; it being specified that the Lender is already informed of all the changes foreseen as a result of the Transfer and expressly consents to the transfer of this agreement to Euro Disney Associés.

(b)  the Borrower will, on a yearly basis, submit their balance sheets, income statements and annexes to CDC within fifteen (15) days of these being approved by its shareholders, as well as the consolidated accounts and the consolidated balance of Euro Disney S.C.A.

6.2             Negative covenants

Until all amounts owed under this agreement are repaid and paid in full, the Borrower covenants not to merge with another company without the prior approval of the Lender. Such approval cannot be refused if:

(i)         the entity resulting from this merger would take over the full debt contracted or due to be contracted by virtue of this agreement by the Borrower; and

(ii)        immediately after the completion of the merger, there were no Event of Default; and

(iii)       the entity resulting from the merger is authorised, under the terms of the Master Agreement, to operate the Project.

ARTICLE 7.  EVENTS OF DEFAULT

7.1             Definition of Events of Default

The occurrence of any of the following events will constitute an event of default (an “Event of Default”) of the CDC Long-Term Subordinated Debt against the Borrower:

(a)   any principal or interest amount due to the Lender in respect of a CDC Long-Term Subordinated Debt is unpaid on its due date and remains unpaid five (5) Working Days after written notification is sent to this effect by the Lender to the Borrower;

(b)  one of the covenants made by the Borrower in Article 6 (Covenants) of this agreement is not met and the Borrower has not made good nor is about to make good this default within thirty (30) days of the notification sent by the Lender to the Borrower requesting that the default be made good;

(c)   one of the essential representations or warranties made or given under this agreement is not observed or proves to be incorrect;

(d)  any non-subordinated debt of the Borrower resulting from a loan of sums of money totalling more than fifteen million two hundred thousand euro (€15,200,000) is declared due and payable in advance as a result of the existence of a breach on the part of the Borrower;

(e)   a final judgment against the Borrower ordering the Borrower to pay a sum greater than seventy six million two hundred thousand euro (€76,200,000) and the Borrower does not make the payment within thirty (30) days;

(f)   voluntary withdrawal from the operation of the Second Park for a period greater than six (6) consecutive months except in the event of closure (i) for seasonal reasons, or (ii) for rebuilding, repair or maintenance; and

(g)  as of 1 January 2013, Euro Disney S.C.A. or any of its affiliates contracts any indebtedness from a bank (the “Envisaged Debt”) without the prior consent of CDC and the effect of contracting such indebtedness renders the ratio Debt/Consolidated Equity Capital superior to 1 at the date of making the funds available; it being specified that the Borrower may remedy this Event of Default within a 30-day period starting as of the date of notification of the Borrower by CDC.

7.2             Consequences of Events of Default

If an Event of Default occurs, the Lender may, subject to full payment and repayment of all sums due by the Borrower or any other company of the Euro Disney Group in respect of the Finance Documents, excluding the CDC Agreements, declare the total outstanding amount of the Second Park CDC Loans then granted to be immediately due and payable, fifteen (15) days after notification regarding the event of default has been sent to the Borrower.

ARTICLE 8.  CONFIDENTIALITY

8.1             The Lender must regard as confidential, and therefore not disclose in any way to third parties other than his consultants or Government officials, any data, information or reports that have been furnished under this agreement by the Borrower, by any entity directly or indirectly affiliated to the Borrower, or by one of the agents, representatives or consultants of the Borrower. and CDC cannot disclose to third parties any of these data, information or reports without the prior written agreement of the Borrower, which may refuse to give such agreement at its discretion except where:

(i)         such data or information or report has become public other than by virtue of a violation by the Lender, of the provisions of this Article; or

(ii)        such disclosure is imposed by the law; or

(iii)       such disclosure is required by a court having jurisdiction; or

(iv)      such disclosure is explicitly authorised by virtue of any provision of this agreement.

8.2             The Lender must take all necessary measures to ensure that confidential data and information furnished to it under this agreement by the Borrower, data and information which must be brought to the attention of its employees, will only be disclosed for the sole purposes of facilitating the management of this agreement and, in all cases, on condition that such data or information is regarded as strictly confidential by those employees.

8.3             The provisions of this Article 8 (Confidentiality) will be binding on the Lender subsequent to the date on which all sums owed by the Borrower to the Lender by virtue of this agreement have been paid and repaid.

ARTICLE 9.  MISCELLANEOUS PROVISIONS

9.1             Applicable law – Power of jurisdiction

This agreement will be governed by French law and construed in accordance therewith.

Any dispute arising from this agreement or its interpretation will be subject to the exclusive jurisdiction of the competent courts situated within the area of jurisdiction of the Paris Court of Appeal.

9.2             Expenses

The Borrower agree to pay the reasonable expenses incurred by the Lender in preparing this agreement or any supplemental agreement hereto, including any expenses incurred by the Lender in transferring its rights in relation with this agreement, and on presentation of supporting documents.

9.3             Cumulative rights and non-waiver

Any right arising for the Lender from this agreement or any other document submitted by virtue of this agreement or at the time of the latter, or pertaining to it by virtue of the law, may be exercised at any time regardless of its other rights. Should the Lender not exercise any right belonging to it or exercise such right tardily, this fact will not constitute a waiver on its part of its entitlement to enjoy that right. Likewise, the total or partial exercise by the Lender of a right pertaining to it will not prevent it from exercising this right or another right at a later date.

9.4             Notifications

Any communication, request or notification to be made in accordance with this agreement or will be written or made in French and will be regarded as valid if it is submitted in writing or sent by fax and confirmed by registered letter with acknowledgement of receipt to the [other] party at the addresses indicated below. Communications, requests or notifications made in accordance with the provisions of this Article will be sent:

•      to the Borrower at:

EURO DISNEY ASSOCIES S.C.A. :

Immeubles Administratifs [Administrative Buildings]

Route Nationale 34

77000 Chessy

Fao: Direction Financements et Achats [Finance and Procurement Department]

           Fax: 01 64 74 56 36.

•      to the Lender at:

LA CAISSE DES DÉPÔTS ET CONSIGNATIONS

Direction des Fonds d’Épargne [Savings Funds Department]

72 avenue Pierre Mendès France

75914 Paris Cedex 13

Fao: Direction Financière [Finance Department]

Fax: 01 58 50 07 48.

Any amendment to the above details will only be opposable after notification.

For the purpose of calculating any time period under the terms of this agreement, the first day that will be used will be the date of receipt by the recipient of the registered letter with acknowledgement of receipt stated above.

9.5             Independence of clauses

Even if any of the provisions of this agreement are held to be null and void or unenforceable in accordance with the applicable law, the validity, legality and enforceability of the remaining provisions of this agreement will not in any way be affected.

9.6             Binding effect

This agreement will be binding on and will inure to the benefit of the Borrower and Lender, as well as their respective successors or assignees.

9.7             Termination

In the absence of the completion of the Transfer or the Realisation of the Capital Increase or the failure to complete the Transfer by 31 March 2005:

(a)   the parties to this agreement will consult each other for a period of thirty (30) days (the “Time Period”) for the purpose of finding a solution to the situation thus encountered;

(b)  if no agreement is reached on the expiry of the Time Period, the provisions of this agreement will be automatically terminated. Termination will take effect on the date on which the Time Period ends.

9.8             Transfers of rights

(a)   The Borrower may not transfer any of its rights or obligations by virtue of this agreement without obtaining prior written agreement from the Lender.

(b)  Until 31 December 2004, the Lender may not transfer any of its rights or obligations under this agreement without obtaining the prior agreement of the Borrower.

As from 1 January 2005, the Lender may freely transfer any of its rights or obligations to a financial institution, or any other company created specifically to this effect, that has a minimum of one branch in one of the countries where the legal tender on the envisaged transfer date is the euro, provided this financial institution on the date of transfer has a rating equal to or greater than A in the system used by Standard & Poor’s or an equivalent level in other international rating systems, subject to the following conditions: (i) the financial institution or the concerned entity shall accede to all the provisions of this agreement and (ii) CDC shall notify the Borrower pursuant to Article 12.4 (Notifications).

9.9             Global Effective Rate

In order to meet the requirements of Articles L. 313–1 and L. 313–2 of the French Consumer Code and for this purpose only, CDC declares, by way of example, to the Borrower, which accepts, that the Global Effective Rate applicable to CDC Long-Term Subordinated Debt, on the basis of a year comprising three hundred and sixty-five (365) days, will be:

[•] % per annum and a period rate of [•] %,

This Global Effective Rate has been calculated on the basis of:

•       A rate of [•] % per annum; and

•       a CDC Long-Term Subordinated Debt of a principal amount of €[•].

Done at [•], on [•],

In two ([•]) original copies.

For the Borrower:

EURO DISNEY ASSOCIES S.C.A.

By:
Name: [•]
Position: [•]

For the Lender :

LA CAISSE DES DÉPÔTS ET CONSIGNATIONS

By:
Name: [•]
Position: [•]